601 Lexington Avenue New York, New York 10022

Thomas W. Christopher To Call Writer Directly: (212) 446-4790 thomas.christopher@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 4, 2013

VIA EDGAR

Christina Chalk

Senior Special Counsel

Division of Corporation Finance —

Office of Merger & Acquisitions

U.S. Securities & Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sauer-Danfoss Inc.
Schedule 14D-9 filed March 15, 2013
Schedule 13E-3 filed March 15, 2013
Schedule 14D-9/A and 13E-3/A filed March 21, 2013
Schedule 14D-9/A and
13E-3/A filed March 25, 2013
File No. 5-55771

Dear Ms. Chalk:

This letter sets forth the response of Sauer-Danfoss Inc. (the “Company”) to the comment letter, dated April 1, 2013 (the “Comment Letter”), of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) relating to the Company’s Schedule 14D-9 and Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 15, 2013 (each, as amended by Amendment No. 1 thereto, the “Schedules”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence.  Page references in the responses below are to the Schedule 14D-9.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedules.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Background of the Offer; Reasons for the Recommendation of the Special Committee, page 12

1.              Summarize in reasonable detail the update provided by Lazard to the Special Committee on January 10, 2013 concerning its valuation work to date. See Item 1015 of Regulation M-A, which encompasses both oral and written “reports” within the meaning of that Item.

Response:

In response to the Staff’s comment, the Company has revised the last paragraph beginning on page 15 of the Schedule 14D-9 in the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, filed by the Company with the Commission on April 4, 2013 (“Amendment No. 3”).

2.              See our comment above. Provide the same kind of expanded disclosure with respect to the telephonic meetings with Lazard on January 18, 2013 and January 24, 2013, where Lazard provided its analyses of the Management Case.

Response:

In response to the Staff’s comment, the Company has revised the first full paragraph and the third full paragraph on page 16 of the Schedule 14D-9 in Amendment No. 3.

3.              Refer to the third full paragraph on page 16. Expand the discussion of why the Special Committee directed Lazard to adjust the Management Case projections downward to reflect lower anticipated sales growth rates in certain geographic areas. Why weren’t those lower figures initially included in the Management Case provided by management less than two weeks earlier, on January 11, 2013. Why did the Special Committee believe its figures were more accurate and appropriate than those prepared by management with day to day expertise in running the Company?

Response:

In response to the Staff’s comment, the Company has revised the first full paragraph and the third full paragraph on page 16 of the Schedule 14D-9 in Amendment No. 3.  On a supplemental basis, we hereby advise the Staff that the Management Case that management had prepared and provided to the Special Committee on January 11, 2013 used assumptions that, based on the Special Committee’s business judgment and knowledge of the Company’s business and prospects, and the industry in which the Company operates, were overly optimistic, particularly with respect to sales growth rates in certain geographic regions in which the Company does business.  Consequently, the Special Committee instructed Lazard to adjust the Management Case as further described in the Schedule 14D-9 to arrive at a financial forecast for the Company that the Special Committee believed would most accurately and reasonably reflect the Company’s expected future financial performance.

Reasons for the Recommendation of the Special Committee, page 20

4.              The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction. Factors which are currently not addressed in your disclosure include net book value, going concern value, liquidation value and prices paid in previous purchases (to the extent applicable).

Response:

In response to the Staff’s comment, we respectfully submit that the disclosure set forth in the paragraph immediately following the first full bullet on page 24 of the Schedule 14D-9 sets forth the disclosure required by Instruction 2 to Item 1014 of Regulation M-A with respect to the net book value, going concern value, liquidation value and previous purchases.

5.              In discussing the alternatives considered by the Special Committee and the Board, specifically address why the alternative of remaining independent was rejected.

Response:

In response to the Staff’s comment, the Company has revised the penultimate bullet titled “Financial Condition and Prospects of the Company” on page 20 of the Schedule 14D-9 in Amendment No. 3.

6.              Describe how the Special Committee and the Board considered the fact that two stockholders of the Company had demanded a higher price per share than that provided in the Offer in discussions with representatives of the Company.

Response:

In response to the Staff’s comment, the Company has revised the second full bullet titled “Minimum Tender Condition” on page 21 of the Schedule 14D-9 in Amendment No. 3.

Opinion of the Financial Advisor, page 24

7.              Highlight any limitations or directives imposed on Lazard by the Special Committee or the Board, concerning its analysis of the fairness of the Offer consideration. In this regard, we note that the Lazard materials filed as an exhibit to the Schedule 13E-3 filed on March 15, 2013 by the Company state on page 5 “Special Committee selected financial plan for Lazard analysis.”

Response:

The “Special Committee selected financial plan for Lazard analysis” on page 5 of the Lazard materials filed as exhibit (c)(e) to the Transaction Statement on Schedule 13E-3, filed by the Company on March 15, 2013, is a reference to the Adjusted Management Case referred to in the Schedule 14D-9.  On page 25 of the Schedule 14D-9, the following statement is made with respect to this directive imposed on Lazard by the Special Committee: “Due to the Special Committee’s assessment of the risks and uncertainties inherent in achieving the results underlying the Management Case, the Special Committee directed Lazard to utilize the Adjusted Management Case for purposes of its analyses.”

8.              Refer to the disclosure in the second full paragraph on page 26. Revise the language indicating that the summary that follows is only a “brief summary” and that it is “not complete.” The summary of Lazard’s analyses must be included in considerable detail; although as a summary it will not recite every detail of the underlying analyses, it is inappropriate to refer to it as “not complete.”

Response:

In response to the Staff’s comment, the Company has revised the second full paragraph on page 26 of the Schedule 14D-9 in Amendment No. 3.

9.              Several of the analyses performed by Lazard reflected valuation ranges above the Offer price. These include the comparable listed companies analysis ($52.24-$60.37), the selected transactions analysis ($57.04-$73.53), and the discounted cash flow analysis

($57.04-$65.45). How did Lazard and the Board consider the upper end of these ranges, which in some instances are considerably higher than the Offer price, in assessing the fairness of the Offer?

Response:

The Company respectfully notes that the Offer Price is within the valuation range of each of the comparable listed companies analysis, the selected transactions analysis and the discounted cash flow analysis.  Neither the Special Committee nor Lazard drew any conclusions from any individual factor in isolation and took into account the valuation analyses and ranges as a whole.  Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.  The Special Committee considered Lazard’s valuation analyses and applied its independent judgment in assessing these analyses in arriving at the Special Committee Recommendation.

10.       Refer to the summary of the Lazard’s discounted cash flow analysis on page 29. Explain why the disclosure here reflects only the figures derived using only the Adjusted Management Case, versus the higher Management Case. We note that the DCF Analysis on page 15 of the Lazard report filed as an exhibit to the Schedule 13E-3 filed by the Company on March 15, 2012 reflect that Lazard also conducted a discounted cash flow analysis using the higher Management Case projections. Please revise to include in the disclosure document. In your response letter, tell us how you will disseminate.

Response:

In response to the Staff’s comment, the Company has revised the section entitled “Financial Projections” in Amendment No. 3 to include disclosure with respect to the discounted cash flow analysis performed by Lazard based on the Management Case. This disclosure will be disseminated to stockholders by the filing of Amendment No. 3 electronically on EDGAR.

11.       Identify the transactions analyzed in the precedent minority buy-in transaction comparison conducted by Lazard presented on page 29.

Response:

In response to the Staff’s comment, in Amendment No. 3 the Company has identified the transactions analyzed in the precedent minority buy-in transaction comparison conducted by Lazard.

12.       Confirm that you have filed written information provided by Lazard, including any “board books” given to the Special Committee or the Board or its representatives in connection with any presentations or otherwise.

Response:

In the Transaction Statement (Amendment No. 3) on Schedule 13E-3, filed by the Company with the Commission on April 4, 2013, the Company has filed additional presentations provided to the Special Committee by Lazard.  We hereby confirm, on a supplemental basis, that the Company has now filed all “board books” given to the Special Committee or the Board of Directors of the Company or their respective representatives by Lazard following its engagement in connection with the Proposal.  We note, however, that the Company has not filed (i) a presentation made by Lazard to the Special Committee prior to its engagement as part of the Special Committee’s process of considering and interviewing three investment banks to serve as financial advisor to the Special Committee or (ii) a one page transaction timeline because the Company believes neither the presentation nor timeline is material or was considered by the Special Committee in arriving at the Special Committee Recommendation.

Forward-Looking Statements, page 38

13.       Refer to the disclaimer concerning your obligation to update the information in the Schedule 14D-9. Please revise, consistent with your obligation to update information throughout the term of the Offer.

Response:

In response to the Staff’s comment, the Company has revised the “Forward-Looking Statements” disclaimer on page 38 of the Schedule 14D-9 in Amendment No. 3.

*     *     *

As requested by the Staff in the Comment Letter, the Company has authorized us to confirm the following on its behalf:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (212) 446-4790.

Sincerely,

/s/ Thomas W. Christopher
Thomas W. Christopher

cc:	Kenneth D. McCuskey
Sauer-Danfoss Inc.

Peter Mirakian III, Esq.
Spencer Fane Britt & Browne LLP